Exhibit 99.28

PROTECH HOME MEDICAL ANNOUNCES PRELIMINARY SECOND QUARTER 2020 RESULTS

Cincinnati, Ohio – April 28, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ), a healthcare services company with operations in the U.S., is pleased to announce preliminary financial results for the second quarter of 2020, ending March 31, 2020.

Preliminary Financial Results - Quarter Ended March 31, 2020

•	Revenue in the range of $24.0 million to $24.3 million
•	Adjusted EBITDA in the range of $4.7 million to $5.0 million
•	Net Income in the range of $1.5 million to $1.7 million
•	The Company expects similar gross margins as the quarter ended December 31, 2019

“These preliminary results are truly a testament to our employees, whom have shown extraordinary resilience in the face of the COVID-19 pandemic,” commented Greg Crawford, CEO, and Chairman of Protech. “I would like to personally thank each and every one of them for their continued hard work and dedication, I could not be prouder. Although we do not normally provide preliminary results, and do not intend to moving forward, we felt that giving our shareholders a more real time update would assist in better understanding the current state of our business during this unusual period of time. We look forward to sharing our full financial results and commentary in the second half of May.”

“Furthermore, I wanted to take this opportunity to comment on the PPP loan received per our April 20th press release. Protech applied for these funds to ensure that our 375+ incredibly hard-working employees, our key asset, is protected during these uncertain times. We believe it is our duty to protect their job security as best we can in the face of the COVID-19 pandemic. This loan also helped us prepare and respond to the pandemic by ensuring that our supply chain continues to operate smoothly as Protech is on the front lines of the United States healthcare industry serving over 85,000 in home respiratory patients. This pandemic has underscored the importance of having readily available in-home monitoring and disease management services in the United States. We are assisting in alleviating the strain caused on the traditional healthcare system by helping to move patients out of the hospital and into the home to ensure hospital beds are more readily available when needed.”

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company operates out of 42 locations in 10 states with over 17,000 referring physicians and approximately 85,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including expected results for the quarter; and how the Company plans to spend the payments it received under the PPP loan; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to source additional equipment and products to prepare and respond to the anticipated demand related to the pandemic. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated period:

Three months ended March 31, 2020
Net income	$1.5 – 1.7
Less: Loss from discontinued operations	(0.4) – (0.4)
Net income from continuing operations	1.9 – 2.1
Add back:
Depreciation and amortization	4.6 – 4.7
Interest expense, net	0.6 – 0.6
Change in fair value of debentures and derivative	(2.5) – (2.5)
Provision (benefit) for income taxes	0.0 – 0.1
EBITDA	$4.6 – 4.9
Stock-based compensation	0.1 – 0.1
Adjusted EBITDA	$4.7 – 5.0

Preliminary Financial Metrics

This press release contains certain pre-released second quarter financial metrics. The second quarter financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the three and six months ended March 31, 2020 are not yet complete. The Company's actual consolidated financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.